SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

September 22, 2009

VIA EDGAR

Re:	AGA Medical Holdings, Inc. — Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 11, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009 and Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which reflects these revisions and generally updates other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 8.

Our Business page 1

1.                                       Please summarize the Medtronic litigation in your prospectus summary.

The Company has revised the disclosure in response to the Staff’s comment.  Please see page 5 of Amendment No. 8.

Liquidity and Capital Resources, page 66

2.                                       We reference the discussion on page 66 of the $10.1 million increase in accounts receivable for the six-months ended June 30, 2009. We also note the increase in accounts receivable of $15.2 million in the statements of cash flows. Please tell us the reason for the difference in these amounts.

The Company respectfully advises the Staff that the discussion on page 68 (formerly page 66) relates to a net cash comparison between the net cash provided by (used in) the six months ended June 30, 2009 and the net cash provided by (used in) the six months ended June 30, 2008.  Therefore, the explanations of decreases and increases of relevant line items in the cash flow statement reflect the cash effect of the changes of one period compared to the other, as such change is the one that will directly explain the variation of net cash from one period to the other. Accordingly, both numbers are correct, and $10.1 million, as with all other numbers included in the cash flow analysis, represents the difference between $15.2 million, the change in accounts receivable for the six months ended June 30, 2009, and $5.1 million, the change in accounts receivable for the six months ended June 30, 2008.  The Company has revised the disclosure to clarify the foregoing. See pages 68, 69 and 70 of Amendment No. 8.

Corporate History, page 84

3.                                       Please expand your response to prior comment 2 to tell us in detail the nature and history of the dispute and related lawsuit and how the claims were resolved. Also provide us your analysis of (1) whether the parties were promoters, citing all authority on which you rely, and (2) why you believe more detailed disclosure is not required in your prospectus given the requirements cited in the previous comment and Rule 408.

The Company has revised the disclosure in response to the Staff’s comment to include further detail concerning the nature and history of the dispute and resolution.  Please see page 86 of Amendment No. 8.

After reviewing relevant authorities, the Company does not believe that any of the parties involved in the dispute acted as promoters during the past five fiscal years.  We acknowledge that previously the rules did not require such disclosure simply when a company had been organized more than five years ago but that now the rules provide that the current appropriate five-year test for which disclosure should be provided relates to the period of time since when the Company had a promoter.  See SEC Release 33-8732A.  The definition of “promoter” for purposes of the Securities Act is set forth under Rule 405.  The definition and subsequent case law focus on the terms, “founding and organizing.”  See Wilson Land Co. #1 v. Chapman, 898 F.2d 157, No. 88-6680, 1990 WL 28138, at *3 (9th Cir. Mar. 12 1990), Millsap v. Commissioner, 46 T.C. 751, 756 (citing Rule 405 and explaining, “[H]e was instrumental in organizing the corporations and solicited the investment therein by others.”).  During the period of time before the adoption of the current Rule 405, the SEC, in a series of no-action letters identified the role of a promoter as “inducing the formation of a corporation.”  American Tung Grove Developments, Inc., File No. 2-4359, SEC No-Action Letter, 8 S.E.C. 51, 1940 WL 36482, at *6 (Sept. 30, 1940),  See also Shawnee Chiles Syndicate, File No. 2-4753, SEC No-Action Letter, 10 S.E.C. 1, 115 (Sept. 18, 1941) (stating that a person is a promoter when he or she has “engaged actively in the formation of the registrant”).  According to our review of case law, to be found a promoter, one must either be active in the issuer’s business or actively engaged in the formation of the issuer.  See Ingenito v. Bermec Corp., 441 F. Supp., 525, 537 (S.D.N.Y. 1977) and Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 F.2d 888, 894 (C.C.A. 10th, 1939).  To be actively engaged in the formation of an issuer one must be involved in the transactions by which the issuer acquires the assets essential to the conduct of its business or in the mechanics of the underwriting and registration process.  While the courts considered that one could be a promoter by being active in the issuer’s business, these cases involved individuals who actually participated in the founding and organization of the issuer.

The Company (including its predecessor company) was initially founded and organized in 1995.  While the Company acknowledges that a person can “found and organize” a business or enterprise by acquiring or assembling other businesses, the primary business conducted by the Company has not substantially changed since the time of its initial founding in 1995.

The Company acknowledges that Mr. Gougeon and Mr. Afremov may have been considered promoters in 1995 but as more than five years has elapsed since such time, no disclosure regarding them as a promoter is required pursuant to Item 404(c) of Regulation S-K.

The Company respectfully advises the Staff that its reorganization in July 2005 was enacted to change the legal entity structure of the Company and did not cause any change in the business being conducted by the Company, nor did it result in the formation of a new business.  Accordingly, the Company believes that the July 2005 reorganization did not constitute the founding or organizing of our business or enterprise as set forth in Rule 405 of the Securities Act.  The Company advises the Staff that it did not found any precedent where forming a holding company above an existing company to effect a reorganization was deemed to be a “foundation or reorganization” of a business.  As a result, the Company believes no person acted as a promoter in connection with its 2005 reorganization under Rule 405 because no “foundation and organization” of the Company’s business occurred at such time.

In addition, the shares issued to Mr. Gougeon in July 2005 were not issued in connection with his role in founding or organizing our business, but was rather an exchange for his previous share ownership as part of the corporate restructuring, which is fully described in a number of sections of the Registration Statement (see, e.g., page 87 of Amendment No. 8).  Additionally, Mr. Gougeon’s role with respect to the Company did not change as a result of the July 2005 reorganization.  Mr. Afremov did not receive any shares in connection with the July 2005 reorganization, and since 2003 his control was limited by the receivership and he could not exercise any authority in the Company independently of the receiver from that point forward.  Mr. Afremov’s ownership in the Company was redeemed in connection with the July 2005 reorganization, and the Company discloses the details of such transaction on page 144 of Amendment No. 8 even though such description would not be strictly required by Rule 404(a) of Regulation S-K.  Finally, while WCAS received shares of stock of the Company in connection with the reorganization, such shares were issued in connection with their capital investment in the Company.  Such capital investment is described in the Registration Statement, including the amount paid by WCAS.  It is the Company’s view that WCAS’ investment should be considered a capital investment, as opposed to promotional activities, in light of the purely structural nature of the reorganization and the continued operation of our business in a similar manner as prior to the reorganization.  Since its initial investment in the Company, WCAS’s role in the Company has been that of a typical stockholder with a controlling interest in an enterprise.  The Company believes that Rule 404(c) of Regulation S-K, by naming both control persons and promoters, acknowledges that the concept of a control person and a promoter are distinct.  The Company also notes that, while the Company does not believe WCAS is a promoter, the Company has already voluntarily disclosed under “Certain Relationships and Related Transactions” all the transactions that would be required to be disclosed if WCAS were a promoter (including the amounts paid by WCAS to invest in the Company), even though some of these transactions occurred more than three full fiscal years ago and are not required to be disclosed under Rule 404(a) of Regulation S-K.

Based on the foregoing, the Company further advises the Staff that its believes that, other than the above-mentioned disclosure that it has voluntarily included in the Registration Statement, there is no additional information which is required to be disclosed pursuant to Rule 408 of the Securities Act.

AMPLATZER Vascular Grafts, page 91

4.                                       Please expand the revisions in response to prior comment 1 to address the delay represented by the previously changed dates in the penultimate paragraph of this section.

The Company has revised the disclosure in response to the Staff’s comment. See page 94 of Amendment No. 8.

Medtronic Litigation in the United States, page 101

5.                                       With a view toward clarified disclosure, please tell us how, given the nature of the patents that were the subject of the litigation, changes that “will not affect product design” will eliminate claims for ongoing royally payments.

The Company respectfully advises the Staff that the only unexpired Medtronic patent (the ‘141 patent) which the Company was found by the jury to have infringed concerned self-expanding medical devices making use of shape memory alloys, such as nitinol which the Company uses in its products.  More specifically, the ‘141 patent requires the covered medical devices to make use of a transformation property of nitinol referred to as “stress induced martensite” in order to achieve self-expansion in the human body.  The other method of nitinol expansion, which was well known in medical devices and over which the ‘141 patent was stated by Medtronic to be an improvement, relies on temperature rather than stress for expansion and is referred to as “temperature induced martensite.”  The ‘141 patent expressly disclaims the use of “temperature induced martensite” in performing the self-expansion of medical devices.  The changes the Company is making prior to its inspection step in manufacturing and in the instructions for use by physicians both decrease the temperature of its devices prior to use such that they rely on “temperature induced martensite” rather than “stress induced martensite” when used.  These changes do not otherwise alter the design, manufacture or materials used in the Company’s products in any way.   The Company has revised the disclosure to clarify these changes.  Please see pages 53 and 104 of Amendment No. 8.

Note 11. Litigation, page F-32

6.                                       We reference your discussion in Note 11 and on pages 50 and 51 of Management’s Discussion and Analysis of the patent infringement filed against you by Medtronic. We also note that the jury verdict on August 5, 2009 awarded Medtronic damages of $57.5 million. You disclose that this amount is equal to 11% of historical sales of the occluder and vascular plug products in question during the timeframe specific for each patent. You also indicate that any infringement alter March 31, 2009 to the date of a final, non-appealable judgment will be considered in calculating the final amount of damages, if any to be paid. Please clarify whether the 11% verdict also applies to future sales or your products, and provide is your estimate of the amount of possible additional damages over the life of the patent.

The Company respectfully advises the Staff that the August 5, 2009 jury verdict did not award damages or determine a royalty rate for future sales of the Company’s products after the date of a final, non-appealable judgment.  The Company has revised the disclosure to clarify this point.  See pages 27, 52, 103 and F-32.  With respect to the Staff’s comment requesting an estimate of the possible additional damages over the life of the patent, the Company advises that, consistent with its position to not accrue any amounts for past damages considering the requirements of FAS 5 as supported by its response to Comment No. 10 below, the Company also believes that a liability for future damages is not probable and that any value or range of values is not presently reasonably capable of estimation at this time.

7.                                       In addition, disclose why the verdict is not enforceable pending the completion of the trial and entry of a final, non-appealable judgment as indicated in your filing. Please also clarify why you believe that the trial court will reduce the jury’s damage award by approximately $14 million to reflect the recent decision in Cardiac Pacemakers v. St. Jude Medical and indicate how you determined this amount. Please also discuss the “non-jury phase” scheduled for early December 2009 and how this could impact the jury verdict of $57.8 million.

The Company respectfully advises the Staff that the verdict is not enforceable because judgment has not yet been entered and as a matter of law only judgments that have been entered are enforceable for purposes of execution against the non-prevailing party.  Judgment has not yet been entered because all claims have not yet been adjudicated between the parties and the court has not yet ordered judgment be entered under Rule 54(b) of the Federal Rules of Civil Procedure.  In addition, on August 5, 2009, Medtronic’s counsel agreed with the judge on the record that judgment would not be entered until after the December 2009 non-jury trial phase is completed.  Furthermore, upon approval of an appeal bond, the execution of any appealed judgment is stayed during the appeal under Rule 62(d) of the Federal Rules of Civil Procedure.  The Company has revised the disclosure to further clarify that point.  See pages 52, 103 and F-33.

With respect to the Staff’s comment concerning the rationale and amount of reduction expected in the jury’s verdict in light of the Cardiac Pacemakers v. St. Jude Medical decision, the Company advises that the damages awarded by the jury included damages on sales of its products outside of the United States for a period of time in which only Medtronic’s ‘957 method patent was enforceable against us according to prior rulings by the Court.  These sales amounted to approximately $123.5 million during the relevant period from January 29, 2001 (which is six years prior to the filing date of the lawsuit and is the earliest date upon which a party can be found liable for infringement under the statute of limitations) through May 19, 2004 (which is the date the ‘957 patent expired).  The United States Court of Appeals for the Federal Circuit—which is the appellate court for all patent cases in the United States—held that a United States manufacturer cannot be held liable for damages for patent infringement merely by the sale of products outside of the United States which may be otherwise covered by a claim in a U.S.

method patent.  As a matter of law, when a controlling new rule of law is announced that affects the parties to a litigation, the court must apply the supervening change in law retroactively to the case.  As a result, the Company believes that the Cardiac Pacemakers decision, as a supervening change to the rule of law, is directly applicable and contrary to that portion of the jury’s verdict that awarded damages for infringement of Medtronic’s ‘957 method patent for sales of the Company’s products outside of the United States.  Applying the rate of damages established by the jury, 11% of historical sales, to the total sales outside of the United States during the period for which damages were awarded would result in a reduction of approximately $14 million. On September 8, 2009, the Company filed a motion seeking, at Medtronic’s choice, either a new trial or the above-mentioned reduction of $14 million, which motion is publicly available.  The Company does not expect a ruling on this motion until the conclusion of the non-jury phase of the trial in early 2010.  The Company has revised the disclosure to clarify the foregoing.  See pages 27, 52, 103 and F-33.

Regarding the Staff’s comment requesting a discussion of the “non-jury phase” of the trial, the Company advises that the issues of double patenting, equitable estoppel, inequitable conduct in patent prosecution, and laches are counterclaims the Company has asserted which will be tried before the judge without a jury in December 2009 as stated on page 51 of the disclosure.  The issues tried to the jury in the jury phase of the trial were claims “at law” and for which there is a right to a trial by jury.  The claims to be tried in the non-jury phase of the trial are claims “in equity” and for which there is no right to a trial by jury.  Therefore, the trial was essentially bifurcated into a jury phase and non-jury phase subject to the same procedures.  In the event the judge finds in our favor on one or more of the Company’s counterclaims in the non-jury phase of the trial, she can fashion an equitable remedy to compensate the Company for Medtronic’s conduct, including barring all damages prior to filing of the lawsuit, barring past and future enforcement of the ‘141 patent alone, or eliminating all past and future damages on both of the patents in suit.  The Company has revised the disclosure to further clarify that point.  See pages 52, 104 and F-33.

8.                                       We also note your discussion on page 51 that you are in the process of implementing changes to your business processes that you expect will eliminate claims by Medtronic for ongoing royally payments on future sales but will not affect product design. Please discuss any impact that you expect these changes will have on future sales of your products.

The Company respectfully advises the Staff that it expects no impact of the changes being implemented on its business processes on the future sales of its products and has revised the disclosure accordingly.  Please refer to the Company’s response to Comment No. 5.

9.                                       Please disclose why you believe that the final judgment will not prevent continued marketing or sale of any of your products as discussed on page 51.

The Company respectfully advises the Staff that it discloses on page 52 of Amendment No. 8 why the Company believes that “it is likely that the final judgment will not prevent the continued marketing or sale of any of [the Company’s] products”  — i.e., “because Medtronic withdrew its request for injunctive relief from the trial court.”  The Company also respectfully directs the Staff to the disclosure on page 51 of Amendment No. 8 wherein the Company states that “Medtronic asserted but later withdrew its requests for injunctive relief and for damages based on willfulness.”  As a result of Medtronic’s withdrawal of a request for an injunction, it is unlikely that the Company will be prevented from marketing or selling any of the accused products.  Therefore, as it is disclosed, “[i]f [the Company does] not prevail before the trial or appellate courts in overturning the jury verdict or reducing or eliminating the damages award in the jury verdict, [the Company will have to pay the awarded damages and may have to pay royalties on a substantial portion of [its] future sales, and [its] results of operations and financial condition may be materially adversely affected.”

10.                                 We note your discussion on page F-33 that since the ultimate judgment is uncertain as to the asserted claims, counterclaims and damages, if any, you have not recorded any accrual under SFAS No. 5. Please provide us your analysis of how you determined that an accrual was not necessary at this time considering the recent jury verdict and indicate how you considered the guidance in FASB ASC 450-20 25 in arriving at this conclusion.

The Company respectfully advises the Staff that it has performed an analysis under FAS 5 and determined in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, (“FAS 5”) that it is not appropriate to record an accrual in respect of the Medtronic litigation at this time.  This analysis is summarized below:

FAS 5 Standard:

FAS 5 only requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred, and (b) the amount of the loss can be reasonably estimated.  In such case, the estimated loss is required to be accrued as a charge to income.  If the reasonable estimate of the loss is a range, then condition (b) is still deemed to be met.

If an amount within the range appears at the time to be a better estimate of the loss than any other amount within the range, such amount shall be accrued.  However, if no amount within the range is a better estimate than any other amount, the lowest amount in the range shall be accrued.

In evaluating the probability of an unfavorable outcome, the Company determined it should consider the following factors, as set forth in paragraph 36 of FAS 5:

1.               Nature of the litigation, claim, or assessment,

2.               Progress of the case (including progress after the date of the financial statements but before those statements are issued),

3.               Opinions or views of legal counsel and other advisers,

4.               Experience of the enterprise in similar cases,

5.               Experience of other enterprises, and

6.               Any decision of the enterprise’s management as to how the enterprise intends to respond to the lawsuit, claim, or assessment.

Factual Background:

Upon learning of the jury verdict in the Medtronic litigation, the Company undertook an effort to analyze what amount, if any, needed to be accrued in the Company’s financial statements as of June 30, 2009.  The Company took the following facts into consideration in its analysis of FAS 5 (ASC 450-20-25):

•                  The trial was divided into two phases, a jury phase and a non-jury phase.  Claims at law were tried to the jury and equitable claims will be tried before the judge sitting without a jury.  Accordingly, the trial is not over, and before a judgment can be entered, there will be the second, non-jury phase of the trial and post-trial motions.

•                  The first phase of the trial was in front of a jury.  In August 2009, the jury returned a verdict that the Company infringed two patents held by Medtronic, hereinafter referred to as the ‘957 and ‘141 patents. The jury also found the two patents to be valid over prior art.  The jury awarded past damages of $57.8 million. The verdict is not currently enforceable and may not become enforceable as a result of the factors discussed below.

•                  The Company believes that in the first phase the jury ignored evidence and reached an incorrect decision based upon the evidence presented.  There are many steps ahead in the trial in which both past and future damages could be greatly reduced or eliminated altogether.

•                  A recent case was decided by the United States Court of Appeals for the Federal Circuit—the exclusive appellate court for patent cases—which the Company believes should have a significant impact on the jury verdict.  The case is called Cardiac Pacemakers, Inc. v. St. Jude, Inc.  On August 19, 2009, the Federal Circuit held as a matter of law that the sales of components alone cannot violate a U.S. method patent where the method is practiced outside of the United States.  The Company believes that the Cardiac Pacemakers decision should as a matter of law result in a reduction of the jury verdict by $14 million.

•                  The second phase is scheduled to begin in early December 2009 and will involve a bench trial in front of the judge, in which the judge will hear claims in “equity,” for which there is no right to a trial by jury.  These equitable claims were excluded from the jury phase as such phase was limited to claims “at law” and for which there is a right to a trial by jury.  The bench trial will, among other things, hear the Company’s claims as to why the ‘141 patent should be declared invalid.  If the Company is successful in having the ‘141 patent declared invalid, the jury verdict would be reduced by approximately $37 million and there would be no basis for any ongoing royalty payment. (There could be no claims for future damages or royalties involving the ‘957 patent because it has expired.)  The $37 million is determined based upon the calculation the jury used in determining past damages.  In this second phase of the trial, the Company will also present inequitable conduct claims to the judge.  Essentially these claims deal with the manner in which prior art was disclosed to the patent office during the prosecution, or approval process, of both patents and the manner in which Medtronic notified the Company of the potential infringement.  Equitable estoppel and laches will also be presented during the second phase of the trial, in which the court will determine whether Medtronic failed to bring suit in a timely manner after becoming aware of the Company’s products and, if so, whether any such delay justifies a reduction or elimination of damages.  If the Company is successful on any of these claims, the jury verdict, including any claim for future damages or royalties, could be reduced or eliminated altogether.

•                  After the second phase of the trial, there will be post-trial motions before any judgment is rendered.  The post-trial motions may challenge unfavorable decisions in either the jury or bench phase of the trial as being contrary to the law or unsupported by the evidence.  After the post-trial motions, the court will rule on the motions and enter a judgment.

•                  The Company could then appeal the judgment on various aspects.  Any appeal will be to the United States Court of Appeals for the Federal Circuit.  The Company will have the opportunity to challenge the claim construction, the admissibility of evidence, the evidentiary support for the Company’s position, the lack of evidentiary support for Medtronic’s position, and errors of law made by the trial court at any stage of the prior proceedings.  The appeals court could correct any part of the judgment or order a new trial on one or more issues, either of which could reduce or eliminate the trial court judgment, including the jury verdict.  Enforcement of the judgment would be stayed upon appeal.

•                  In the post trial motions and the appeals court, there are several possible outcomes that could significantly reduce and/or eliminate the damages award determined by the jury and future royalties, four of which include the following:

•                  As explained above, the Company believes that the recent Cardiac Pacemakers decision should result in reduction of the jury verdict by $14 million.

•                  There is only one claim in the ‘141 patent that the Company was found by the jury to directly infringe.  If it was determined that the Company’s products do not infringe this claim, this would eliminate approximately $21 million of the award and eliminate any royalties on products manufactured in the US and exported for sale outside the United States.

•                  If the Company can demonstrate to the court that there was insufficient evidence to show that each of its products exhibit stress induced martensite, this would eliminate the entire $57.8 million damages award, including any claim for future damages or royalties.

•                  If the court rules that the arguments for invalidity presented in the jury phase of the trial invalidate both patents, then the full $57.8 million damages award would be eliminated as well as any future royalties.

Analysis of Facts Under FAS 5:

•                  The Medtronic trial litigation is an intellectual property case that has been structured as two phases: a jury phase and a non-jury (judge or bench trial) phase.

•                  The jury issued a $57.8 million verdict in favor of Medtronic on August 5, 2009.

•                  The trial is not over, and the jury verdict does not represent a judgment, nor an obligation or liability at this time.

•                  A judgment will be issued by the judge following (a) the non-jury phase, which is scheduled to commence in early December 2009 and (b) briefing and argument of post trial motions.

•                  Material facts and matters of law affecting enforceability and validity of the patents were excluded from the jury phase and have not yet been considered by the judge in the non-jury or post trial motion phases.

•                  The non-jury and post-trial motion phases are not an appeal of the jury phase of the trial but are additional phases of the existing trial, and the judge, after considering evidence during any of these phases, has full authority to amend the jury verdict on any of the issues of infringement, validity, enforceability and damages.

•                  Enforcement of the judgment would be stayed upon appeal.  The appeals court could correct any part of the judgment or order a new trial on one or more issues, either of which could reduce or eliminate the trial court judgment, including the jury verdict.

•                  Management of the Company believes that it has a strong case and, if necessary, intends to appeal any unfavorable judgment.

•                  The Company consulted with its outside litigation counsel concerning these facts, estimations and probabilities relating to FAS 5 and was advised by counsel that it believes such an adverse outcome is not probable at this time and that the likelihood of an unfavorable outcome is not susceptible of estimation at this time.

•                  The Company estimates that the range of any possible loss could range from zero to $57.8 million (the amount of the jury verdict) or more (depending if additional damages for period through the date of a final, non-appealable judgment.

Conclusion:

On the basis of the above facts and analysis, the Company does not believe an adverse outcome is probable and cannot reasonably estimate an amount of any adverse judgment in this litigation at this time primarily because:

•                  the trial has not yet concluded;

•                  the non-jury and post-trial motion phases of the trial are not appeals, and the judge will have full power from the bench to negate the validity or enforceability of the Medtronic patents prior to the time any judgment is entered;

•                  the Company believes it has strong defenses to Medtronic’s claims and that it is not more probable than not that Medtronic will prevail;

•                  the Company’s outside litigation counsel advised the Company that it believes such an adverse outcome is not probable at this time and that it is not possible to estimate the likelihood of an unfavorable outcome at this time; and

•                  Company’s management intends to appeal any unfavorable judgment.

As a result, in accordance with FAS 5, as of June 30, 2009, the Company has not accrued any amount related to the Medtronic litigation.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:                                 Securities and Exchange Commission

Brian Cascio

Jeanne Bennett

AGA Medical Holdings, Inc.

John R. Barr

Ronald E. Lund, Esq.